Green Mountain Power Corporation Electronic EDGAR Proof

Job Number: **-NOT DEFINED-**

Company Name: **-NOT DEFINED-**

Form Type: **8-K**

Reporting Period / Event Date: **05-27-2005**

Customer Service Representative: **-NOT DEFINED-**

Revision Number: **-NOT DEFINED-**

This proof may not fit on letter-sized (8.5 x 11 inch) paper. If copy is cut off, please print to a larger format, e.g., legal-sized (8.5 x 14 inch) paper or oversized (11 x 17 inch) paper.

Accuracy of proof is guaranteed ONLY is printed to a PostScript printer using the correct PostScript driver for that printer make and model.

(this header is not part of the document)

SEC EDGAR Submission Header Summary

Submission Type	8-K
Exchange	NYSE
Sub Filer Id	0000043704
Sub Filer Ccc	xxxxxxxx
Contact Name	Penny Collins
Contact Phone Number	802-655-8410
Item Ids	1.01
Reporting Period	05-27-2005
Global Enclosed File Count	10
Internet Address	collins@greenmountainpower.biz
	griffin@greenmountainpower.biz
	haddad@greenmountainpower.biz
	lucia@greenmountainpower.biz
	rendall@greenmountainpower.biz

Documents

8-K	**form8-k.htm**
	Form 8-K 2005 DSU Agreement and Terry Amended 2004 DSU Agreement and SERP
EX-10.1	**ex10_1.htm**
	CLDutton 2005 DSU Agreement
EX-10.2	**ex10_2.htm**
	RJGriffin 2005 DSU Agreement
EX-10.3	**ex10_3.htm**
	WSOakes 2005 DSU Agreement
EX-10.4	**ex10_4.htm**
	MGPowell 2005 DSU Agreement
EX-10.5	**ex10_5.htm**
	DJRendall 2005 DSU Agreement
EX-10.6	**ex10_6.htm**
	SCTerry 2005 DSU Agreement
EX-10.7	**ex10_7.htm**
	SCTerry 2004 Amended DSU Agreement
EX-10.8	**ex10_8.htm**
	SCTerry 2005 Supplement Retirement Plan
8-K	**form8-k.pdf**
	Form 8-K 2005 DSU Agreements

Module and Segment References

SEC EDGAR XFDL Submission Header


```
<XFDL version="5.0.0">
  <page sid="PAGE1">
    <combobox sid="SubTable_submissionType_">
      <value>8-K</value>
    </combobox>
    <check sid="SubFlag_returnCopyFlag_">
      <value>on</value>
    </check>
    <radio sid="SubTable_live_">
      <value>on</value>
    </radio>
    <popup sid="SubSro_sroId_">
      <value>NYSE</value>
    </popup>
    <field sid="SubContact_contactName_">
      <value>Penny Collins</value>
    </field>
    <field sid="SubContact_contactPhoneNumber_">
      <value>802-655-8410</value>
    </field>
    <field sid="SubFiler_filerId_">
      <value>0000043704</value>
    </field>
    <field sid="SubFiler_filerCcc_">
      <value>xxxxxxxx</value>
    </field>
    <field sid="SubItem_itemId_">
      <value>1.01</value>
    </field>
    <field sid="SubTable_periodOfReport_">
      <value>05-27-2005</value>
    </field>
  </page>
  <page sid="PAGE2">
    <field sid="SubGlobal_enclosedFileCount_">
      <value>10</value>
    </field>
    <field sid="SubDocument_conformedName_">
      <value>form8-k.htm</value>
    </field>
    <combobox sid="SubDocument_conformedDocumentType_">
      <value>8-K</value>
    </combobox>
    <field sid="SubDocument_description_">
      <value>Form 8-K 2005 DSU Agreement and Terry Amended 2004 DSU Agreement and SERP</value>
    </field>
    <data sid="data1">
      <filename>form8-k.htm</filename>
      <mimedata>
      </mimedata>
    </data>
    <field sid="SubDocument_conformedName_2">
      <value>ex10_1.htm</value>
    </field>
    <combobox sid="SubDocument_conformedDocumentType_2">
      <value>EX-10.1</value>
    </combobox>
    <field sid="SubDocument_description_2">
      <value>CLDutton 2005 DSU Agreement</value>
    </field>
    <data sid="data2">
      <filename>ex10_1.htm</filename>
      <mimedata>
      </mimedata>
    </data>
    <field sid="SubDocument_conformedName_3">
      <value>ex10_2.htm</value>
    </field>
    <combobox sid="SubDocument_conformedDocumentType_3">
```

```xml
    <value>EX-10.2</value>
</combobox>
<field sid="SubDocument_description_3">
  <value>RJGriffin 2005 DSU Agreement</value>
</field>
<data sid="data3">
  <filename>ex10_2.htm</filename>
  <mimedata>
  </mimedata>
</data>
<field sid="SubDocument_conformedName_4">
  <value>ex10_3.htm</value>
</field>
<combobox sid="SubDocument_conformedDocumentType_4">
  <value>EX-10.3</value>
</combobox>
<field sid="SubDocument_description_4">
  <value>WSOakes 2005 DSU Agreement</value>
</field>
<data sid="data4">
  <filename>ex10_3.htm</filename>
  <mimedata>
  </mimedata>
</data>
<field sid="SubDocument_conformedName_5">
  <value>ex10_4.htm</value>
</field>
<combobox sid="SubDocument_conformedDocumentType_5">
  <value>EX-10.4</value>
</combobox>
<field sid="SubDocument_description_5">
  <value>MGPowell 2005 DSU Agreement</value>
</field>
<data sid="data5">
  <filename>ex10_4.htm</filename>
  <mimedata>
  </mimedata>
</data>
<field sid="SubDocument_conformedName_6">
  <value>ex10_5.htm</value>
</field>
<combobox sid="SubDocument_conformedDocumentType_6">
  <value>EX-10.5</value>
</combobox>
<field sid="SubDocument_description_6">
  <value>DJRendall 2005 DSU Agreement</value>
</field>
<data sid="data6">
  <filename>ex10_5.htm</filename>
  <mimedata>
  </mimedata>
</data>
<field sid="SubDocument_conformedName_7">
  <value>ex10_6.htm</value>
</field>
<combobox sid="SubDocument_conformedDocumentType_7">
  <value>EX-10.6</value>
</combobox>
<field sid="SubDocument_description_7">
  <value>SCTerry 2005 DSU Agreement</value>
</field>
<data sid="data7">
  <filename>ex10_6.htm</filename>
  <mimedata>
  </mimedata>
</data>
<field sid="SubDocument_conformedName_8">
  <value>ex10_7.htm</value>
</field>
<combobox sid="SubDocument_conformedDocumentType_8">
  <value>EX-10.7</value>
</combobox>
<field sid="SubDocument_description_8">
  <value>SCTerry 2004 Amended DSU Agreement</value>
</field>
```

```xml
    <data sid="data8">
      <filename>ex10_7.htm</filename>
      <mimedata>
      </mimedata>
    </data>
    <field sid="SubDocument_conformedName_9">
      <value>ex10_8.htm</value>
    </field>
    <combobox sid="SubDocument_conformedDocumentType_9">
      <value>EX-10.8</value>
    </combobox>
    <field sid="SubDocument_description_9">
      <value>SCTerry 2005 Supplement Retirement Plan</value>
    </field>
    <data sid="data9">
      <filename>ex10_8.htm</filename>
      <mimedata>
      </mimedata>
    </data>
    <field sid="SubDocument_conformedName_10">
      <value>form8-k.pdf</value>
    </field>
    <combobox sid="SubDocument_conformedDocumentType_10">
      <value>8-K</value>
    </combobox>
    <field sid="SubDocument_description_10">
      <value>Form 8-K 2005 DSU Agreements</value>
    </field>
    <data sid="data10">
      <filename>form8-k.pdf</filename>
      <mimedata>
      </mimedata>
    </data>
  </page>
  <page sid="PAGE3">
    <field sid="SubInternet_internetAddress_">
      <value>collins@greenmountainpower.biz</value>
    </field>
    <field sid="SubInternet_internetAddress_1">
      <value>griffin@greenmountainpower.biz</value>
    </field>
    <field sid="SubInternet_internetAddress_2">
      <value>haddad@greenmountainpower.biz</value>
    </field>
    <field sid="SubInternet_internetAddress_3">
      <value>lucia@greenmountainpower.biz</value>
    </field>
    <field sid="SubInternet_internetAddress_4">
      <value>rendall@greenmountainpower.biz</value>
    </field>
    <check sid="SubFlag_overrideInternetFlag_">
      <value>off</value>
    </check>
  </page>
  <page sid="PAGE4">
  </page>
  <page sid="PAGE6">
  </page>
</XFDL>
```

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act Of 1934

May 27, 2005
Date of Report (Date of earliest event reported)

GREEN MOUNTAIN POWER CORPORATION
(Exact name of registrant as specified in its charter)

VERMONT
(State of other jurisdiction of incorporation)

1-8291	**03-0127430**
(Commission File Number)	(IRS Employer Identification Number)

163 ACORN LANE
COLCHESTER, VT 05446
(Address and zip code of principal executive offices)

(802) 864-5731
(Registrant's telephone number, including area code)

N/A
(Former name of former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

On May 27, 2005, Green Mountain Power Corporation (the "Company") entered into 2005 Officer Deferred Stock Unit Agreements (the "Deferred Stock Unit Agreements") with each of the following officers of the Company: Christopher L. Dutton, President and Chief Executive Officer; Robert J. Griffin, Vice President, Chief Financial Officer and Treasurer; Walter S. Oakes, Vice President Field Operations; Mary G. Powell, Senior Vice President and Chief Operating Officer; Donald J. Rendall, Jr., Vice President, General Counsel and Secretary; and Stephen C. Terry, Senior Vice President, Corporate and Legal Affairs. Pursuant to the Deferred Stock Unit Agreements, the Company granted Stock Units to each of the above-named officers under the Green Mountain Power Corporation 2004 Stock Incentive Plan (the "Plan") in the following amounts:

Christopher L. Dutton	15,800	Stock Units
Robert J. Griffin	2,100	Stock Units
Walter S. Oakes	1,500	Stock Units
Mary G. Powell	7,000	Stock Units
Donald J. Rendall, Jr.	3,500	Stock Units
Stephen C. Terry	3,900	Stock Units

Each Stock Unit represents the right to receive one share of the Company's Common Stock pursuant to a vesting schedule set forth in the agreements, which provides that one half of the Stock Units vest on May 23, 2006 and the remainder vest on May 23, 2007. The Deferred Stock Unit Agreements are filed as Exhibits 10.1, 10.2, 10.3, 10.4, 10.5 and 10.6 to this Current Report on Form 8-K and are incorporated herein by reference.

Also on May 27, 2005, the Company entered into an amended and restated Officer Deferred Stock Unit Agreement with Stephen C. Terry, which amends and restates an Officer Deferred Stock Unit Agreement between the Company and Stephen C. Terry dated as of February 10, 2004 (the "2004 Deferred Stock Unit Agreement"). As amended and restated, the 2004 Deferred Stock Unit Agreement provides that unvested Stock Units granted pursuant thereto will not be forfeited upon Mr. Terry's retirement from the Company if, on the date of such retirement, Mr. Terry is entitled to receive benefits, without actuarial reduction thereof, under the Company's Employees' Retirement Plan. Under the Company's Employees' Retirement Plan, eligible employees are entitled to receive benefits without actuarial reduction at the age of 59 and after at least 10 years of service. The amended and restated 2004 Deferred Stock Unit Agreement is filed as Exhibit 10.7 to this Current Report on Form 8-K and is incorporated herein by reference.

Also on May 27, 2005, the Company entered into a 2005 Supplemental Retirement Plan with Stephen C. Terry (the "2005 Supplemental Retirement Plan") pursuant to which the Company and Mr. Terry memorialized the terms of a new supplemental retirement plan for Mr. Terry adopted by the Company's board of directors by resolutions dated December 30, 2004 and previously filed with the Securities and Exchange Commission. Pursuant to the 2005 Supplemental Retirement Plan, and subject to the provisions thereof, beginning January 1, 2006, the Company will pay Mr. Terry a monthly benefit equal to 33% of his base salary for 2005 for a period of fifteen years. The 2005 Supplemental Retirement Plan is filed as Exhibit 10.8 to this Current Report on Form 8-K and is incorporated herein by reference.

The Company's board of directors and its compensation committee authorized the Company to enter into the 2005 Deferred Stock Unit Agreements, the 2004 Deferred Stock Unit Agreement and the 2005 Supplemental Retirement Plan.

Item 9.01 Financial Statements and Exhibits.

(c) Exhibits.

Exhibit	Description
10.1	2005 Officer Deferred Stock Unit Agreement with Christopher L. Dutton, dated May 27, 2005
10.2	2005 Officer Deferred Stock Unit Agreement with Robert J. Griffin, dated May 27, 2005
10.3	2005 Officer Deferred Stock Unit Agreement with Walter S. Oakes, dated May 27, 2005
10.4	2005 Officer Deferred Stock Unit Agreement with Mary G. Powell, dated May 27, 2005
10.5	2005 Officer Deferred Stock Unit Agreement with Donald J. Rendall, Jr., dated May 27, 2005
10.6	2005 Officer Deferred Stock Unit Agreement with Stephen C. Terry, dated May 27, 2005
10.7	Officer Deferred Stock Unit Agreement with Stephen C. Terry, dated May 27, 2005
10.8	2005 Supplemental Retirement Plan with Stephen C. Terry, dated May 27, 2005

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GREEN MOUNTAIN POWER CORPORATION
(Registrant)

By: /s/ Robert J. Griffin   May 27, 2005

Robert J. Griffin   Date
Vice President, Chief Financial Officer, Treasurer and Principal Accounting
Officer

EXHIBIT INDEX

Exhibit	Description
10.1	2005 Officer Deferred Stock Unit Agreement with Christopher L. Dutton, dated May 27, 2005
10.2	2005 Officer Deferred Stock Unit Agreement with Robert J. Griffin, dated May 27, 2005
10.3	2005 Officer Deferred Stock Unit Agreement with Walter S. Oakes, dated May 27, 2005
10.4	2005 Officer Deferred Stock Unit Agreement with Mary G. Powell, dated May 27, 2005
10.5	2005 Officer Deferred Stock Unit Agreement with Donald J. Rendall, Jr., dated May 27, 2005
10.6	2005 Officer Deferred Stock Unit Agreement with Stephen C. Terry, dated May 27, 2005
10.7	Officer Deferred Stock Unit Agreement with Stephen C. Terry, dated May 27, 2005
10.8	2005 Supplemental Retirement Plan with Stephen C. Terry, dated May 27, 2005

Exhibit 10.1

GREEN MOUNTAIN POWER CORPORATION

2005 OFFICER DEFERRED STOCK UNIT AGREEMENT

THIS AGREEMENT, dated as of the 27th day of May 2005, between GREEN MOUNTAIN POWER CORPORATION, a Vermont corporation (the "Company"), and Christopher L. Dutton (the "Participant"), is made pursuant and subject to the provisions of the Green Mountain Power Corporation 2004 Stock Incentive Plan (the "Plan"), a copy of which has been made available to the Participant. All terms used herein that are defined in the Plan have the same meaning given them in the Plan.

1. Award.

Pursuant to the Plan, the Company, effective as of May 23, 2005 (the "Date of Grant"), will grant to the Participant, subject to the terms and conditions of the Plan and subject further to the terms and conditions herein set forth, an award of 15,800 Stock Units. For purposes of this Agreement and any related Deferral Agreement, a Stock Unit is the right to receive a share of Common Stock based on the terms of this Agreement.

2. Terms and Conditions.

No Common Stock will be issued, no payment will be made hereunder, and the Participant's interest in the Stock Units granted hereunder shall be forfeited except to the extent that the requirements of the following paragraphs are satisfied.

3. Vesting.

The Stock Units subject to this Agreement will vest as follows: (i) 50% of the Stock Units will vest on May 23, 2006; and (ii) 50% of the Stock Units will vest on May 23, 2007.

4. Forfeiture.

The shares of Common Stock subject to this Agreement will be forfeited if the Participant is not an officer of the Company on May 23, 2006 and May 23, 2007. Notwithstanding the immediately preceding sentence, if (i) the Participant is an officer of the Company on May 23, 2006, 50% of the Stock Units will vest on such date and (ii) the shares of Common Stock subject to this Agreement will not be forfeited upon the Participant's retirement from the Company if on the date of such retirement the Participant is entitled to receive benefits, without any actuarial reduction thereof, under the Employees' Retirement Plan of Green Mountain Power Corporation. For purposes of this Section 4, retirement shall mean a Participant's termination of employment with the Company for any reason other than termination for cause.

5. Shareholder Rights.

The Participant shall not have any rights as a shareholder of the Company with respect to the Stock Units subject to this Agreement until the Stock Units vest and are settled by the issuance of Common Stock.

6. Change in Capital Structure.

The terms of this Agreement, including the number of Stock Units subject to this Agreement, shall be adjusted as the Committee determines is equitably required in the event the Company effects one or more stock dividends, stock split-sups, subdivisions or consolidations of shares or other similar changes in capitalization.

7. Conflicts.

In the event of any conflict between the provisions of the Plan as in effect on the Date of Grant and the provisions of this Agreement, the provisions of the Plan shall govern. All references herein to the Plan mean the Plan as in effect on the date hereof.

8. Participant Bound by Plan.

The Participant hereby acknowledges that a copy of the Plan has been made available to him and agrees to be bound by all the terms and provisions thereof.

9. Binding Effect.

Subject to the limitations stated above and in the Plan, this Agreement shall be binding upon and inure to the benefit of the legatees, distributees and personal representatives of the Participant and the successors of the Company.

10. Governing Law.

This Agreement shall be governed by, and interpreted under, the laws of the State of Vermont except its choice of law provisions to the extent that they would require the application of the laws of a State other than the State of Vermont.

* * *

IN WITNESS WHEREOF, the Company has caused this Agreement to be signed by its duly authorized officer and the Participant has signed this Agreement on the date or dates set forth below.

GREEN MOUNTAIN POWER CORPORATION

By: /s/ Donald J. Rendall, Jr.

Date: May 27, 2005

CHRISTOPHER L. DUTTON

By: /s/ Christopher L. Dutton

Date: May 27, 2005

Exhibit 10.2

GREEN MOUNTAIN POWER CORPORATION

2005 OFFICER DEFERRED STOCK UNIT AGREEMENT

THIS AGREEMENT, dated as of the 27th day of May 2005, between GREEN MOUNTAIN POWER CORPORATION, a Vermont corporation (the "Company"), and Robert J. Griffin (the "Participant"), is made pursuant and subject to the provisions of the Green Mountain Power Corporation 2004 Stock Incentive Plan (the "Plan"), a copy of which has been made available to the Participant. All terms used herein that are defined in the Plan have the same meaning given them in the Plan.

1. Award.

Pursuant to the Plan, the Company, effective as of May 23, 2005 (the "Date of Grant"), will grant to the Participant, subject to the terms and conditions of the Plan and subject further to the terms and conditions herein set forth, an award of 2,100 Stock Units. For purposes of this Agreement and any related Deferral Agreement, a Stock Unit is the right to receive a share of Common Stock based on the terms of this Agreement.

2. Terms and Conditions.

No Common Stock will be issued, no payment will be made hereunder, and the Participant's interest in the Stock Units granted hereunder shall be forfeited except to the extent that the requirements of the following paragraphs are satisfied.

3. Vesting.

The Stock Units subject to this Agreement will vest as follows: (i) 50% of the Stock Units will vest on May 23, 2006; and (ii) 50% of the Stock Units will vest on May 23, 2007.

4. Forfeiture.

The shares of Common Stock subject to this Agreement will be forfeited if the Participant is not an officer of the Company on May 23, 2006 and May 23, 2007. Notwithstanding the immediately preceding sentence, if (i) the Participant is an officer of the Company on May 23, 2006, 50% of the Stock Units will vest on such date and (ii) the shares of Common Stock subject to this Agreement will not be forfeited upon the Participant's retirement from the Company if on the date of such retirement the Participant is entitled to receive benefits, without any actuarial reduction thereof, under the Employees' Retirement Plan of Green Mountain Power Corporation. For purposes of this Section 4, retirement shall mean a Participant's termination of employment with the Company for any reason other than termination for cause.

5. Shareholder Rights.

The Participant shall not have any rights as a shareholder of the Company with respect to the Stock Units subject to this Agreement until the Stock Units vest and are settled by the issuance of Common Stock.

6. Change in Capital Structure.

The terms of this Agreement, including the number of Stock Units subject to this Agreement, shall be adjusted as the Committee determines is equitably required in the event the Company effects one or more stock dividends, stock split-sups, subdivisions or consolidations of shares or other similar changes in capitalization.

7. Conflicts.

In the event of any conflict between the provisions of the Plan as in effect on the Date of Grant and the provisions of this Agreement, the provisions of the Plan shall govern. All references herein to the Plan mean the Plan as in effect on the date hereof.

8. Participant Bound by Plan.

The Participant hereby acknowledges that a copy of the Plan has been made available to him and agrees to be bound by all the terms and provisions thereof.

9. Binding Effect.

Subject to the limitations stated above and in the Plan, this Agreement shall be binding upon and inure to the benefit of the legatees, distributees and personal representatives of the Participant and the successors of the Company.

10. Governing Law.

This Agreement shall be governed by, and interpreted under, the laws of the State of Vermont except its choice of law provisions to the extent that they would require the application of the laws of a State other than the State of Vermont.

* * *

IN WITNESS WHEREOF, the Company has caused this Agreement to be signed by its duly authorized officer and the Participant has signed this Agreement on the date or dates set forth below.

GREEN MOUNTAIN POWER CORPORATION

By: /s/ Christopher L. Dutton

Date: May 27, 2005

ROBERT J. GRIFFIN

By: /s/ Robert J. Griffin

Date: May 27, 2005

Exhibit 10.3

GREEN MOUNTAIN POWER CORPORATION

2005 OFFICER DEFERRED STOCK UNIT AGREEMENT

THIS AGREEMENT, dated as of the 27th day of May 2005, between GREEN MOUNTAIN POWER CORPORATION, a Vermont corporation (the "Company"), and Walter S. Oakes (the "Participant"), is made pursuant and subject to the provisions of the Green Mountain Power Corporation 2004 Stock Incentive Plan (the "Plan"), a copy of which has been made available to the Participant. All terms used herein that are defined in the Plan have the same meaning given them in the Plan.

1. Award.
        Pursuant to the Plan, the Company, effective as of May 23, 2005 (the "Date of Grant"), will grant to the Participant, subject to the terms and conditions of the Plan and subject further to the terms and conditions herein set forth, an award of 1,500 Stock Units. For purposes of this Agreement and any related Deferral Agreement, a Stock Unit is the right to receive a share of Common Stock based on the terms of this Agreement.

2. Terms and Conditions.
        No Common Stock will be issued, no payment will be made hereunder, and the Participant's interest in the Stock Units granted hereunder shall be forfeited except to the extent that the requirements of the following paragraphs are satisfied.

3. Vesting.
        The Stock Units subject to this Agreement will vest as follows: (i) 50% of the Stock Units will vest on May 23, 2006; and (ii) 50% of the Stock Units will vest on May 23, 2007.

4. Forfeiture.
        The shares of Common Stock subject to this Agreement will be forfeited if the Participant is not an officer of the Company on May 23, 2006 and May 23, 2007. Notwithstanding the immediately preceding sentence, if (i) the Participant is an officer of the Company on May 23, 2006, 50% of the Stock Units will vest on such date and (ii) the shares of Common Stock subject to this Agreement will not be forfeited upon the Participant's retirement from the Company if on the date of such retirement the Participant is entitled to receive benefits, without any actuarial reduction thereof, under the Employees' Retirement Plan of Green Mountain Power Corporation. For purposes of this Section 4, retirement shall mean a Participant's termination of employment with the Company for any reason other than termination for cause.

5. Shareholder Rights.
        The Participant shall not have any rights as a shareholder of the Company with respect to the Stock Units subject to this Agreement until the Stock Units vest and are settled by the issuance of Common Stock.

6. Change in Capital Structure.
        The terms of this Agreement, including the number of Stock Units subject to this Agreement, shall be adjusted as the Committee determines is equitably required in the event the Company effects one or more stock dividends, stock split-sups, subdivisions or consolidations of shares or other similar changes in capitalization.

7. Conflicts.
        In the event of any conflict between the provisions of the Plan as in effect on the Date of Grant and the provisions of this Agreement, the provisions of the Plan shall govern. All references herein to the Plan mean the Plan as in effect on the date hereof.

8. Participant Bound by Plan.
        The Participant hereby acknowledges that a copy of the Plan has been made available to him and agrees to be bound by all the terms and provisions thereof.

9. Binding Effect.
        Subject to the limitations stated above and in the Plan, this Agreement shall be binding upon and inure to the benefit of the legatees, distributees and personal representatives of the Participant and the successors of the Company.

10. Governing Law.
        This Agreement shall be governed by, and interpreted under, the laws of the State of Vermont except its choice of law provisions to the extent that they would require the application of the laws of a State other than the State of Vermont.

* * *

        IN WITNESS WHEREOF, the Company has caused this Agreement to be signed by its duly authorized officer and the Participant has signed this Agreement on the date or dates set forth below.

GREEN MOUNTAIN POWER CORPORATION

By: /s/ Christopher L. Dutton

Date: May 27, 2005

WALTER S. OAKES

By: /s/ Walter S. Oakes

Date: May 27, 2005

Exhibit 10.4

GREEN MOUNTAIN POWER CORPORATION

2005 OFFICER DEFERRED STOCK UNIT AGREEMENT

THIS AGREEMENT, dated as of the 27th day of May 2005, between GREEN MOUNTAIN POWER CORPORATION, a Vermont corporation (the "Company"), and Mary G. Powell (the "Participant"), is made pursuant and subject to the provisions of the Green Mountain Power Corporation 2004 Stock Incentive Plan (the "Plan"), a copy of which has been made available to the Participant. All terms used herein that are defined in the Plan have the same meaning given them in the Plan.

1. Award.

        Pursuant to the Plan, the Company, effective as of May 23, 2005 (the "Date of Grant"), will grant to the Participant, subject to the terms and conditions of the Plan and subject further to the terms and conditions herein set forth, an award of 7,000 Stock Units. For purposes of this Agreement and any related Deferral Agreement, a Stock Unit is the right to receive a share of Common Stock based on the terms of this Agreement.

2. Terms and Conditions.

        No Common Stock will be issued, no payment will be made hereunder, and the Participant's interest in the Stock Units granted hereunder shall be forfeited except to the extent that the requirements of the following paragraphs are satisfied.

3. Vesting.

        The Stock Units subject to this Agreement will vest as follows: (i) 50% of the Stock Units will vest on May 23, 2006; and (ii) 50% of the Stock Units will vest on May 23, 2007.

4. Forfeiture.

        The shares of Common Stock subject to this Agreement will be forfeited if the Participant is not an officer of the Company on May 23, 2006 and May 23, 2007. Notwithstanding the immediately preceding sentence, if (i) the Participant is an officer of the Company on May 23, 2006, 50% of the Stock Units will vest on such date and (ii) the shares of Common Stock subject to this Agreement will not be forfeited upon the Participant's retirement from the Company if on the date of such retirement the Participant is entitled to receive benefits, without any actuarial reduction thereof, under the Employees' Retirement Plan of Green Mountain Power Corporation. For purposes of this Section 4, retirement shall mean a Participant's termination of employment with the Company for any reason other than termination for cause.

5. Shareholder Rights.

        The Participant shall not have any rights as a shareholder of the Company with respect to the Stock Units subject to this Agreement until the Stock Units vest and are settled by the issuance of Common Stock.

6. Change in Capital Structure.

        The terms of this Agreement, including the number of Stock Units subject to this Agreement, shall be adjusted as the Committee determines is equitably required in the event the Company effects one or more stock dividends, stock split-sups, subdivisions or consolidations of shares or other similar changes in capitalization.

7. Conflicts.

        In the event of any conflict between the provisions of the Plan as in effect on the Date of Grant and the provisions of this Agreement, the provisions of the Plan shall govern. All references herein to the Plan mean the Plan as in effect on the date hereof.

8. Participant Bound by Plan.

        The Participant hereby acknowledges that a copy of the Plan has been made available to him and agrees to be bound by all the terms and provisions thereof.

9. Binding Effect.

        Subject to the limitations stated above and in the Plan, this Agreement shall be binding upon and inure to the benefit of the legatees, distributees and personal representatives of the Participant and the successors of the Company.

10. Governing Law.

        This Agreement shall be governed by, and interpreted under, the laws of the State of Vermont except its choice of law provisions to the extent that they would require the application of the laws of a State other than the State of Vermont.

* * *

        IN WITNESS WHEREOF, the Company has caused this Agreement to be signed by its duly authorized officer and the Participant has signed this Agreement on the date or dates set forth below.

GREEN MOUNTAIN POWER CORPORATION

By: /s/ Christopher L. Dutton
Date: May 27, 2005

MARY G. POWELL

By: /s/ Mary G. Powell
Date: May 27, 2005

Exhibit 10.5

GREEN MOUNTAIN POWER CORPORATION

2005 OFFICER DEFERRED STOCK UNIT AGREEMENT

THIS AGREEMENT, dated as of the 27th day of May 2005, between GREEN MOUNTAIN POWER CORPORATION, a Vermont corporation (the "Company"), and Donald J. Rendall, Jr. (the "Participant"), is made pursuant and subject to the provisions of the Green Mountain Power Corporation 2004 Stock Incentive Plan (the "Plan"), a copy of which has been made available to the Participant. All terms used herein that are defined in the Plan have the same meaning given them in the Plan.

1. Award.

Pursuant to the Plan, the Company, effective as of May 23, 2005 (the "Date of Grant"), will grant to the Participant, subject to the terms and conditions of the Plan and subject further to the terms and conditions herein set forth, an award of 3,500 Stock Units. For purposes of this Agreement and any related Deferral Agreement, a Stock Unit is the right to receive a share of Common Stock based on the terms of this Agreement.

2. Terms and Conditions.

No Common Stock will be issued, no payment will be made hereunder, and the Participant's interest in the Stock Units granted hereunder shall be forfeited except to the extent that the requirements of the following paragraphs are satisfied.

3. Vesting.

The Stock Units subject to this Agreement will vest as follows: (i) 50% of the Stock Units will vest on May 23, 2006; and (ii) 50% of the Stock Units will vest on May 23, 2007.

4. Forfeiture.

The shares of Common Stock subject to this Agreement will be forfeited if the Participant is not an officer of the Company on May 23, 2006 and May 23, 2007. Notwithstanding the immediately preceding sentence, if (i) the Participant is an officer of the Company on May 23, 2006, 50% of the Stock Units will vest on such date and (ii) the shares of Common Stock subject to this Agreement will not be forfeited upon the Participant's retirement from the Company if on the date of such retirement the Participant is entitled to receive benefits, without any actuarial reduction thereof, under the Employees' Retirement Plan of Green Mountain Power Corporation. For purposes of this Section 4, retirement shall mean a Participant's termination of employment with the Company for any reason other than termination for cause.

5. Shareholder Rights.

The Participant shall not have any rights as a shareholder of the Company with respect to the Stock Units subject to this Agreement until the Stock Units vest and are settled by the issuance of Common Stock.

6. Change in Capital Structure.

The terms of this Agreement, including the number of Stock Units subject to this Agreement, shall be adjusted as the Committee determines is equitably required in the event the Company effects one or more stock dividends, stock split-sups, subdivisions or consolidations of shares or other similar changes in capitalization.

7. Conflicts.

In the event of any conflict between the provisions of the Plan as in effect on the Date of Grant and the provisions of this Agreement, the provisions of the Plan shall govern. All references herein to the Plan mean the Plan as in effect on the date hereof.

8. Participant Bound by Plan.

The Participant hereby acknowledges that a copy of the Plan has been made available to him and agrees to be bound by all the terms and provisions thereof.

9. Binding Effect.

Subject to the limitations stated above and in the Plan, this Agreement shall be binding upon and inure to the benefit of the legatees, distributees and personal representatives of the Participant and the successors of the Company.

10. Governing Law.

This Agreement shall be governed by, and interpreted under, the laws of the State of Vermont except its choice of law provisions to the extent that they would require the application of the laws of a State other than the State of Vermont.

* * *

IN WITNESS WHEREOF, the Company has caused this Agreement to be signed by its duly authorized officer and the Participant has signed this Agreement on the date or dates set forth below.

GREEN MOUNTAIN POWER CORPORATION

By: /s/ Christopher. L. Dutton.
_____

Date: May 27, 2005

DONALD J. RENDALL, JR.

By: /s/ Donald J. Rendall, Jr.
_____

Date: May 27, 2005

Exhibit 10.6

GREEN MOUNTAIN POWER CORPORATION

2005 OFFICER DEFERRED STOCK UNIT AGREEMENT

THIS AGREEMENT, dated as of the 27th day of May 2005, between GREEN MOUNTAIN POWER CORPORATION, a Vermont corporation (the "Company"), and Stephen C. Terry (the "Participant"), is made pursuant and subject to the provisions of the Green Mountain Power Corporation 2004 Stock Incentive Plan (the "Plan"), a copy of which has been made available to the Participant. All terms used herein that are defined in the Plan have the same meaning given them in the Plan.

1. Award.

Pursuant to the Plan, the Company, effective as of May 23, 2005 (the "Date of Grant"), will grant to the Participant, subject to the terms and conditions of the Plan and subject further to the terms and conditions herein set forth, an award of 3,900 Stock Units. For purposes of this Agreement and any related Deferral Agreement, a Stock Unit is the right to receive a share of Common Stock based on the terms of this Agreement.

2. Terms and Conditions.

No Common Stock will be issued, no payment will be made hereunder, and the Participant's interest in the Stock Units granted hereunder shall be forfeited except to the extent that the requirements of the following paragraphs are satisfied.

3. Vesting.

The Stock Units subject to this Agreement will vest as follows: (i) 50% of the Stock Units will vest on May 23, 2006; and (ii) 50% of the Stock Units will vest on May 23, 2007.

4. Forfeiture.

The shares of Common Stock subject to this Agreement will be forfeited if the Participant is not an officer of the Company on May 23, 2006 and May 23, 2007. Notwithstanding the immediately preceding sentence, if (i) the Participant is an officer of the Company on May 23, 2006, 50% of the Stock Units will vest on such date and (ii) the shares of Common Stock subject to this Agreement will not be forfeited upon the Participant's retirement from the Company if on the date of such retirement the Participant is entitled to receive benefits, without any actuarial reduction thereof, under the Employees' Retirement Plan of Green Mountain Power Corporation. For purposes of this Section 4, retirement shall mean a Participant's termination of employment with the Company for any reason other than termination for cause.

5. Shareholder Rights.

The Participant shall not have any rights as a shareholder of the Company with respect to the Stock Units subject to this Agreement until the Stock Units vest and are settled by the issuance of Common Stock.

6. Change in Capital Structure.

The terms of this Agreement, including the number of Stock Units subject to this Agreement, shall be adjusted as the Committee determines is equitably required in the event the Company effects one or more stock dividends, stock split-sups, subdivisions or consolidations of shares or other similar changes in capitalization.

7. Conflicts.

In the event of any conflict between the provisions of the Plan as in effect on the Date of Grant and the provisions of this Agreement, the provisions of the Plan shall govern. All references herein to the Plan mean the Plan as in effect on the date hereof.

8. Participant Bound by Plan.

The Participant hereby acknowledges that a copy of the Plan has been made available to him and agrees to be bound by all the terms and provisions thereof.

9. Binding Effect.

Subject to the limitations stated above and in the Plan, this Agreement shall be binding upon and inure to the benefit of the legatees, distributees and personal representatives of the Participant and the successors of the Company.

10. Governing Law.

This Agreement shall be governed by, and interpreted under, the laws of the State of Vermont except its choice of law provisions to the extent that they would require the application of the laws of a State other than the State of Vermont.

* * *

IN WITNESS WHEREOF, the Company has caused this Agreement to be signed by its duly authorized officer and the Participant has signed this Agreement on the date or dates set forth below.

GREEN MOUNTAIN POWER CORPORATION

By: /s/ Christopher. L. Dutton.

Date: May 27, 2005

STEPHEN C. TERRY

By: /s/ Stephen C. Terry

Date: May 27, 2005

Exhibit 10.7

GREEN MOUNTAIN POWER CORPORATION

OFFICER DEFERRED STOCK UNIT AGREEMENT

THIS AGREEMENT, dated as of the 10th day of February 2004, as amended and restated as of the 27th day of May 2005, between GREEN MOUNTAIN POWER CORPORATION, a Vermont corporation (the "Company"), and STEPHEN C. TERRY (the "Participant"), is made pursuant and subject to the provisions of the Green Mountain Power Corporation 2000 Stock Incentive Plan (the "Plan"), a copy of which has been made available to the Participant. All terms used herein that are defined in the Plan have the same meaning given them in the Plan.

1. Award.
        Pursuant to the Plan, the Company, effective as of February 9, 2004 (the "Date of Grant"), granted to the Participant, subject to the terms and conditions of the Plan and subject further to the terms and conditions herein set forth, an award of 4,900 Stock Units. For purposes of this Agreement and any related Deferral Agreement, a Stock Unit is the right to receive a share of Common Stock based on the terms of this Agreement.

2. Terms and Conditions.
        No Common Stock will be issued, no payment will be made hereunder, and the Participant's interest in the Stock Units granted hereunder shall be forfeited except to the extent that the requirements of the following paragraphs are satisfied.

3. Vesting.
        The Stock Units subject to this Agreement will vest as follows: (i) 50% of the Stock Units will vest on February 15, 2005; and (ii) 50% of the Stock Units will vest on February 15, 2006.

4. Forfeiture.
        The shares of Common Stock subject to this Agreement will be forfeited if the Participant is not an officer of the Company on February 15, 2005 and February 15, 2006. Notwithstanding the immediately preceding sentence, if (i) the Participant is an officer of the Company on February 15, 2005, 50% of the Stock Units will vest on such date and (ii) the shares of Common Stock subject to this Agreement will not be forfeited upon the Participant's retirement from the Company if on the date of such retirement the Participant is entitled to receive benefits, without any actuarial reduction thereof, under the Employees' Retirement Plan of Green Mountain Power Corporation. For purposes of this Section 4, retirement shall mean a Participant's termination of employment with the Company for any reason other than termination for cause.

5. Shareholder Rights.
        The Participant shall not have any rights as a shareholder of the Company with respect to the Stock Units subject to this Agreement until the Stock Units vest and are settled by the issuance of Common Stock.

6. Change in Capital Structure.
        The terms of this Agreement, including the number of Stock Units subject to this Agreement, shall be adjusted as the Committee determines is equitably required in the event the Company effects one or more stock dividends, stock split-sups, subdivisions or consolidations of shares or other similar changes in capitalization.

7. Conflicts.
        In the event of any conflict between the provisions of the Plan as in effect on the Date of Grant and the provisions of this Agreement, the provisions of the Plan shall govern. All references herein to the Plan mean the Plan as in effect on the date hereof.

8. Participant Bound by Plan.
        The Participant hereby acknowledges that a copy of the Plan has been made available to him and agrees to be bound by all the terms and provisions thereof.

9. Binding Effect.
        Subject to the limitations stated above and in the Plan, this Agreement shall be binding upon and inure to the benefit of the legatees, distributees and personal representatives of the Participant and the successors of the Company.

10. Governing Law.
        This Agreement shall be governed by, and interpreted under, the laws of the State of Vermont except its choice of law provisions to the extent that they would require the application of the laws of a State other than the State of Vermont.

* * *

        IN WITNESS WHEREOF, the Company has caused this Agreement to be signed by its duly authorized officer and the Participant has signed this Agreement on the date or dates set forth below.

GREEN MOUNTAIN POWER CORPORATION

By: /s/ Christopher. L. Dutton.

Date: May 27, 2005

STEPHEN C. TERRY

By: /s/ Stephen C. Terry

Date: May 27, 2005

Exhibit 10.8

2005 SUPPLEMENTAL RETIREMENT PLAN

This is an Agreement (the "2005 Plan"), entered into as of the date set forth on the Summary Schedule which is attached hereto and made a part hereof, and as amended from time to time thereafter, by and between GREEN MOUNTAIN POWER CORPORATION (hereinafter "Company") and the Executive named on the Summary Schedule (hereinafter "Executive").

WHEREAS, the Executive has provided valuable services to the Company and the Company desires to retain the Executive's valuable services and to aid in providing retirement and death benefits to the Executive and his beneficiaries;

WHEREAS, the Executive is a highly compensated managerial employee;

WHEREAS, the Executive and the Company entered into an Amended Supplemental Retirement Plan on April 20, 1995 (the "Plan");

WHEREAS, the Plan was amended by resolutions adopted by the Company's Board of Directors on December 30, 2004, in order to assure the Plan's exemption from the limitations and requirements prescribed by Section 409A of the Internal Revenue Code of 1986, as amended, and to approve the establishment of this 2005 Plan;

WHEREAS, the Executive and the Company wish to enter into this Agreement to memorialize the terms of the 2005 Plan;

WHEREAS, the retirement and death benefits provided herein constitute an important and integral portion of the Executive's financial and retirement planning; and
WHEREAS, in reliance on the availability of the benefits provided Executive herein, Executive has chosen to forego obtaining benefits from other sources.

NOW THEREFORE, the Company and the Executive in consideration of the terms and conditions set forth herein hereby mutually covenant and agree as follows:

1. Benefit Payments. Unless the Executive's employment is terminated for cause (gross misconduct) on or before December 31, 2005, the Company will pay the Executive the monthly benefit set forth on the Summary Schedule. The first payment of such monthly benefit shall be paid on January 1, 2006. The payment of such monthly benefit shall continue thereafter for fifteen years. If the Executive dies on or after January 1, 2006 and before the payments guaranteed for fifteen years have been paid, the unpaid balance of the actual payments guaranteed for fifteen years will continue to be paid by the Company to the beneficiaries named in the Summary Schedule. If the Executive dies before January 1, 2006 and before the Executive's employment is terminated for cause (gross misconduct), then the monthly benefit set forth on the Summary Schedule shall be paid by the Company to the Executive's beneficiaries named in the Summary Schedule for fifteen years.

2. Death Benefit. If the Executive dies after payment of the monthly benefits to the Executive have commenced pursuant to Paragraph 1 above, then the Company shall pay to the Executive's beneficiaries named in the Summary Schedule an additional benefit of One Hundred Thousand Dollars ($100,000.00).

3. Benefits on a Change in Control. Upon a termination of employment within the meaning of **a** certain Letter Agreement by and between the Company and the Executive that concerns a change in control of the company (the "Letter Agreement"), as such Letter Agreement may be modified from time to time) and before January 1, 2006 for any reason following a Change in Control (as defined in the Letter Agreement) except for cause (gross misconduct), the Executive shall be deemed to have satisfied all requirements for the receipt of benefits under this 2005 Plan. The Company will pay to the Executive a single lump sum benefit in lieu of the payments otherwise due under the terms of this 2005 Plan on the date that is six (6) months after the Executive's termination of employment. Said lump sum payment shall be the present value equivalence of the amount per month set forth on the Summary Schedule guaranteed for fifteen years commencing within thirty days of the Executive's termination of employment and shall not be reduced to reflect that the payment date precedes the Executive's attaining age 65. The interest rate used to calculate the present value of the amount per month set forth in the Summary Schedule shall be the "Applicable Interest Rate" as defined in the Employees' Retirement Plan of Green Mountain Power Corporation ("the Retirement Plan") or, if the Retirement Plan shall cease to define Applicable Interest Rate, such similar interest rate as shall be used under the Retirement Plan or a similar plan to determine the present value of benefits payable in a lump sum. The timely payment of such lump sum benefit to the Executive shall be treated as compliance with the provisions of Section 11 hereof.

4. Disability; Leave of Absence. If the Executive shall become disabled within the meaning of the long-term disability plan of the Company and prior to termination of employment with the Company, the Executive shall be considered to be continuing in employment as an executive for as long a such disability exists, but not after December 31, 2005, and the Executive's salary as referred to on the Summary Schedule shall be deemed to be the Executive's annual base compensation on the date of onset of the disability.

5. Executives of Subsidiaries. For purposes of this 2005 Plan, employment by the Company shall include employment by a wholly-owned subsidiary of the Company. The transfer of an Executive from the Company to any wholly-owned subsidiary of the Company, or from any wholly-owned subsidiary to the Company, or from one wholly-owned subsidiary to another shall not constitute a termination of such Executive's employment by the Company under this 2005 Plan.

6. Employment and Other Rights. This 2005 Plan creates no rights whatsoever in the Executive to continue in the employ of the Company for any length of time, nor does it create any rights in the Executive or obligations on the party of the Company except as set forth herein.

7. Anti-Alienability Clause. Neither the Executive nor any beneficiary shall transfer, assign, pledge, mortgage or encumber any of the benefits and payments hereunder. The benefits shall not be subject to seizure, lien, judgment, alimony, levy, garnishment, or attachment. In the event that the Executive or any

beneficiary shall attempt any of the acts described in this Paragraph, then the payment of installment payments or benefits by the Company shall immediately terminate.

8. No Effect on Other Plans. Nothing contained herein shall affect any right or privilege of the Executive with regard to other employee plans the Company has, or may have in the future.

9. Reorganization of the Company. In addition to those rights granted Executive under a certain Letter Agreement dated December 6, 1998 that concerns a change in control of the Company, the Company agrees that it will not merge or consolidate with any other company, business, corporation, partnership, or organization, and that it will not permit any of its activities to be taken over unless and until the succeeding or continuing corporation expressly assumes all rights, duties, privileges and obligations herein set forth. In the event the Company fails to comply with this provision, the Executive or Executive's beneficiary, as the case may be, shall be entitled to benefits equal to one hundred percent (100%) of those otherwise provided herein. If benefits are payable under the above-identified Letter Agreement, then the Executive shall be deemed to have satisfied all requirements for the full vesting of benefits under this Agreement on the day prior to termination of employment with the Company.

10. Unsecured Provisions. The rights of the Executive under this 2005 Plan, and of any beneficiary shall be solely those of an unsecured creditor of the Company. Any asset acquired by the Company in connection with any obligation herein shall not be deemed to be held in trust for the Executive or beneficiary. All such assets remain general, unpledged assets of the Company.

11. Communications. Any notice or communication shall be made in writing and addressed as the case may be to the principal offices of the Company and the principal residence of the Executive. Each party shall notify the other of a change of address of the principal office and principal residence.

12. Facility of Payment. If any installment or payment is required to be made by the Company under this 2005 Plan to any person under a legal disability at the time, then the Company may, in its sole discretion, make the payment in any of the following ways:

    A. Directly to the person.

    B. To the legal representative of the person.

    C. To some near relative of the person, said payment is to be used for the latter's benefit.

    D. Directly for the payment of expenses relating to the health, maintenance, support and education of the person.

Any such payment by the Company shall be a discharge of the obligation to make said payment. The Company shall not be liable for making the payment to any of the parties enumerated above.

13. Arbitration. In the event of any dispute arising between the parties to this 2005 Plan, the parties agree that such controversy shall be settled exclusively by arbitration in Burlington, Vermont, in accordance with the rules of the American Arbitration Association. Judgment may be entered on the arbitrator's award in any court having jurisdiction. In the event that the Executive prevails and is awarded benefits or money damages by the arbitrator, such benefits or damages shall be equal to one hundred twenty-five (125%) of the benefits or damages otherwise due under this 2005 Plan; however, if the arbitrator finds that the Company acted in good faith, such benefits or damages shall only be equal to one hundred percent (100%) of the amount due under this 2005 Plan.

14. Attorney's Fees. The Company shall pay the Executive or his beneficiaries all costs and expenses, including reasonable attorney's fees and arbitration costs, incurred by them in reasonably exercising any of their rights hereunder, or in enforcing any terms, conditions, or provisions hereof.

15. State Law. This 2005 Plan shall be construed under the laws applicable to agreements made entirely within the State of Vermont.

16. Revocability. This 2005 Plan may be revoked or amended in whole or part only by writing signed by both parties hereto (except as set forth in Paragraph 17 below).

17. Amendment. Notwithstanding any other provision of this 2005 Plan, in the event of a substantial change in the federal income tax laws affecting the economic viability of this 2005 Plan, the Board of Directors may amend the Plan by freezing the Executive's salary level for purposes of this 2005 Plan at the level as of date of the amendment, provided, however, that this right to amend shall terminate upon a change in control of the Company as "change in control" is defined in a certain Letter Agreement between the Executive and the Company dated December 6, 1998 that concerns such an event.

18. Whole Agreement. This writing contains the whole agreement of the parties concerning the 2005 Plan, with no other understandings or provisions other than what is contained herein.

ACKNOWLEDGMENT OF ARBITRATION

The parties hereto understand that this 2005 Plan contains an agreement to arbitrate. After signing this document, the parties understand that they will not be able to bring a lawsuit concerning any dispute that may arise which is covered by the arbitration agreement, unless it involves a question of constitutional or civil rights. Instead, the parties agree to submit any such dispute to an impartial arbitrator.

EXECUTED this 27th day of May, 2005.

IN THE PRESENCE OF:

/s/ Penny J. Collins   /s/ Stephen C. Terry
          (as to both)   Executive

/s/ Donald J. Rendall, Jr.   GREEN MOUNTAIN POWER CORPORATION
          (as to both)

                                                By: /s/ Christopher L. Dutton
                                                           Duly Authorized Agent

2005 SUPPLEMENTAL RETIREMENT PLAN

SUMMARY SCHEDULE

1.	Name of Executive:	Stephen C. Terry
2.	Address:	15 Sheldon Lane Middlebury, Vermont 05773
3.	Date of Agreement:	May 27, 2005
4.	Monthly Retirement Benefit:	33% of the Executive's Salary from the Company for the 12 months before termination of employment divided by 12 less the monthly benefit payable to the Executive (in the same form of benefit) under the Amended and Restated Supplemental Executive Retirement Plan between the Company and the Executive dated April 20, 1995.
5.	Beneficiaries:	My wife, Sally W. Johnson, if living; otherwise equally to my children, William West Terry, Joshua H. Terry and Megan Foster.

In the event there are no surviving beneficiaries, then the benefit shall be paid to the Executive's estate.

Dated at Colchester, Vermont, this 27th day of May, 2005.

WITNESS:

/s/ Penny J. Collins
_____
(as to both)

/s/ Stephen C. Terry
_____
Executive

/s/ Donald J. Rendall
_____
(as to both)

GREEN MOUNTAIN POWER CORPORATION

/s/ Christopher L. Dutton
_____
Duly Authorized Agent

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